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15046323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 3250
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rompon, Partner — 312-357-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 S. Jackson Blvd, 20th Floor	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Rompon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA QUINLAN
Notary Public - State of Illinois
My Commission Expires Nov 21, 2016

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Partners
MC Capital Markets LLC

We have audited the accompanying statement of financial condition of MC Capital Markets LLC (a Delaware corporation) (the Company) as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MC Capital Markets LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I

and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 24, 2015

MC Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,190
ACCOUNTS RECEIVABLE	40,000
TOTAL ASSETS	$49,190

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	
Total member's equity	$49,190
TOTAL LIABILITIES AND MEMBER'S EQUITY	$49,190

The accompanying notes are an integral part of these statements.

MC Capital Markets, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2014

Revenue	
Commissions and fees	
Commissions	$40,000
Total revenue	40,000
Expenses	
Professional Fees	17,875
Assessments and fees	4,067
Insurance	740
Office supplies and expenses	720
Total expenses	23,402
NET INCOME	$ 16,598

The accompanying notes are an integral part of these statements.

MC Capital Markets, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2014

	Member's Equity
Balance, January 1, 2014	$ 32,592
Net income	16,598
Distributions	-
Balance, December 31, 2014	$ 49,190

The accompanying notes are an integral part of these statements.

MC Capital Markets, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities	
Net income	$ 16,598
Adjustment to reconcile net income to net cash used in operating activities	
Increase in accounts receivable	(40,000)
Net cash used in operating activities	(23,402)
Net decrease in cash and cash equivalents	(23,402)
Cash and cash equivalents at beginning of year	32,592
Cash and cash equivalents at end of year	$ 9,190

The accompanying notes are an integral part of these statements.

NOTE A - ORGANIZATION

MC Capital Markets, LLC (the Company) is a Delaware Limited Liability Company that was organized on February 7, 2011, and received its initial capital contribution on February 29, 2012. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations when it received FINRA membership approval on November 7, 2012. The Company acts as an investment banker engaging in private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and the related commission income and expense are recorded on the trade date or the date in which they were incurred. Underwriting and consulting fees are recorded when services have been performed and the fees are determinable and collectible under the agreement.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Company is a single member LLC whose sole member is McNally Capital, LLC. For federal and Illinois income tax purposes the Company is considered a disregarded entity and its income and expense is reported directly on the federal and Illinois partnership return of McNally Capital, LLC. Neither the Company nor McNally Capital, LLC are subject to federal or Illinois income tax. McNally Capital, LLC is subject to Illinois replacement tax.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2012, 2013 and 2014 tax positions, all open tax years. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2014, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2014. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains its cash in a bank deposit account at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Company (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C - RELATED-PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with the Parent, under which the Parent will pay the following expenses of the Company: rent, consulting, telephone and other telecommunications costs, accounting, legal, and such other expenses as the parties may agree from time to time.

The Company pays expenses directly relating to its brokerage activities, including: all charges incurred under any escrow agreements it maintains in connection with securities transactions; all registration, examination and continuing education fees; accounting and legal fees; audit fees; taxes; commissions payable to registered representatives; and all other charges incurred directly relating to securities brokerage activities. The Parent provides the Company with copies of expense allocation methodology and copies of invoices paid by the Parent on behalf of the Company. Expenses payable by the Parent that are unpaid and attributable to the Company are included in the Company's net capital.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

At December 31, 2014, the Company had net capital of $9,190, which was $4,190 in excess of its $5,000 required minimum net capital. The ratio of aggregate indebtedness to total net capital was 0-to-1 at December 31, 2014.

NOTE E - SUBSEQUENT EVENTS

The Company's management has determined that no other material events or transactions occurred subsequent to December 31, 2014 and through February 24, 2015, the date the Company's financial statements were available for issuance that would require adjustments and/or additional disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

MC Capital Markets, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014 **Schedule I**

Net capital	
Member's equity per statement of financial condition	$49,190
Less non-allowable assets	
Accounts receivable	40,000
Total adjustments	40,000
Net capital	9,190
Net capital requirement	
(The greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$4,190
Ratio of aggregate indebtedness to net capital	0%
Aggregate indebtedness	$ -

MC Capital Markets, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

MC Capital Markets, LLC

Exemption Report

For the period from June 1, 2014 to December 31, 2014

We as members of management of MC Capital Markets, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(2)(i)* (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

February 24, 2015

John P. Rompon, Managing Partner
MC Capital Markets, LLC

Date

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners
MC Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MC Capital Markets LLC (a Delaware corporation) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions from June 1, 2014 to December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Chicago, Illinois
February 24, 2015